UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2016

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

65 Innovation Drive

Milton Park

Abingdon, Oxfordshire, OX14 4RQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Contained in this Report

On January 6, 2016, Midatech Pharma PLC (“Midatech”) issued a press release regarding its 2015 revenue. A copy of the press release is attached hereto as Exhibit 99.1.

Information contained herein, including Exhibit 99.1, shall not be deemed filed for the purposes of the Securities Exchange Act of 1934, as amended, nor shall such information and Exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Forward Looking Statements

Certain statements herein and in the press release attached hereto as Exhibit 99.1 may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or the United States. All statements, other than statements of historical fact that are part of the press release, including, but not limited to, statements regarding Midatech’s financial position, anticipated revenue growth, the benefits of any acquisitions, future profitability, business strategy, plans and objectives of management for future operations, including potential licensing and supply agreements, are forward-looking statements. Additionally, forward-looking statements may contain the words “forecast,” “anticipate,” “believe,” “intend,” “estimate,” “expect” and words of similar meaning. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. Midatech wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, operational challenges in achieving revenue and profitability objectives, entering into additional licensing and supply agreements, achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, and the potential impact of the general economic conditions and competition in the industry. Any forward-looking statements contained in this announcement speak only as at the date of this announcement.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules, the DTRs, the rules and regulations promulgated by the SEC or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

SUBMITTED HEREWITH

EXHIBITS

Exhibit No.	Description

99.1	“Pre-close Trading Update” press release dated January 6, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: January 6, 2016	By:	/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry Finance Director

Exhibit Index

Exhibit No.	Description

99.1	“Pre-close Trading Update” press release dated January 6, 2016.